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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*

                       SOUTHERN PERU COPPER CORPORATION
------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.01
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   843611104
                        ------------------------------
                                (CUSIP Number)

                            Daniel Tellechea Salido
                     Administration and Finance President
                          Grupo Mexico, S.A. de C.V.
                              Baja California 200
                               Colonia Roma Sur
                           06760 Mexico City, Mexico
                             Tel. 011-525-574-2067

                                      and

                            Daniel Tellechea Salido
                              Vice President and
                     Administration and Finance President
                Grupo Minero Mexico Internacional, S.A. de C.V.
                              Baja California 200
                               Colonia Roma Sur
                           06760 Mexico City, Mexico
                             Tel. 011-525-574-2067

                                     and

                            Daniel Tellechea Salido
                     Administration and Finance President
                   Controladora Minera Mexico, S.A. de C.V.
                              Baja California 200
                               Colonia Roma Sur
                           06760 Mexico City, Mexico
                             Tel. 011-525-574-2067

                             (Page 1 of 23 Pages)

CUSIP NO. 843611104                                         Page 2 of 23 Pages

                                      and

                            Daniel Tellechea Salido
                  Vice President and Chief Financial Officer
                          Americas Mining Corporation
                      2575 East Camelback Road, Suite 500
                            Phoenix, Arizona 85016
                              Tel. (602) 977-6500

                                      and

                           Douglas McAllister, Esq.
                                General Counsel
                              ASARCO Incorporated
                      2575 East Camelback Road, Suite 500
                            Phoenix, Arizona 85016
                              Tel. (602) 977-6500

                                      and

                            Daniel Tellechea Salido
                         Vice President and Treasurer
                      Southern Peru Holdings Corporation
                              Baja California 200
                               Colonia Roma Sur
                           06760 Mexico City, Mexico
                             Tel. 011-525-574-2067

------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   copy to:
                          Michael L. Fitzgerald, Esq.
                        Sidley Austin Brown & Wood LLP
                              787 Seventh Avenue
                           New York, New York 10019
                              Tel. (212) 839-5300

                               February 2, 2003
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following pages)



CUSIP NO. 843611104                                                         Page 3 of 23 Pages


-----------------------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS.                        Grupo Mexico, S.A. de C.V.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     13-1808503
-----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)                                                 (a)        /X/
                                                                               (b)        /_/
-----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
-----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                 OO
-----------------------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                                         /_/
-----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                   Mexico
-----------------------------------------------------------------------------------------------
          NUMBER OF               7      SOLE VOTING POWER
           SHARES                        0
        BENEFICIALLY          -----------------------------------------------------------------
          OWNED BY                8      SHARED VOTING POWER
            EACH                         43,534,549
          REPORTING           -----------------------------------------------------------------
           PERSON                 9      SOLE DISPOSITIVE POWER
            WITH                         0
                              -----------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         43,534,549
-----------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            43,534,549
-----------------------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                                             /_/
-----------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            54.4% of total Common Shares,(1) 65.8% of Class A Common Stock
-----------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
-----------------------------------------------------------------------------------------------
(1)   Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.



CUSIP NO. 843611104                                                         Page 4 of 23 Pages

-----------------------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS.         Grupo Minero Mexico Internacional, S.A. de C.V.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
-----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)                                                 (a)        /X/
                                                                               (b)        /_/
-----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
-----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                 OO
-----------------------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                                         /_/
-----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware
-----------------------------------------------------------------------------------------------
          NUMBER OF               7      SOLE VOTING POWER
           SHARES                        0
        BENEFICIALLY          -----------------------------------------------------------------
          OWNED BY                8      SHARED VOTING POWER
            EACH                         17,249,520
          REPORTING           -----------------------------------------------------------------
           PERSON                 9      SOLE DISPOSITIVE POWER
            WITH                         0
                              -----------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         17,249,520
-----------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,249,520
-----------------------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                                             /_/
-----------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.55% of total Common Shares,(1) 26.07% of Class A Common Stock
-----------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
-----------------------------------------------------------------------------------------------
(1)   Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.




CUSIP NO. 843611104                                                         Page 5 of 23 Pages


-----------------------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS.               Controladora Minera Mexico, S.A. de C.V.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
-----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)                                                 (a)        /X/
                                                                               (b)        /_/
-----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
-----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                 OO
-----------------------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                                         /_/
-----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware
-----------------------------------------------------------------------------------------------
          NUMBER OF               7      SOLE VOTING POWER
           SHARES                        0
        BENEFICIALLY          -----------------------------------------------------------------
          OWNED BY                8      SHARED VOTING POWER
            EACH                         17,249,520
          REPORTING           -----------------------------------------------------------------
           PERSON                 9      SOLE DISPOSITIVE POWER
            WITH                         0
                              -----------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         17,249,520
-----------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,249,520
-----------------------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                                             /_/
-----------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.55% of total Common Shares,(1) 26.07% of Class A Common Stock
-----------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
-----------------------------------------------------------------------------------------------
(1)   Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.



CUSIP NO. 843611104                                                         Page 6 of 23 Pages


-----------------------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS.                           Americas Mining Corporation
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     86-1010884
-----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)                                                 (a)        /X/
                                                                               (b)        /_/
-----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
-----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                 OO
-----------------------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)                                                          /_/
-----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware
-----------------------------------------------------------------------------------------------
          NUMBER OF               7      SOLE VOTING POWER
           SHARES                        0
        BENEFICIALLY          -----------------------------------------------------------------
          OWNED BY                8      SHARED VOTING POWER
            EACH                         43,534,549
          REPORTING           -----------------------------------------------------------------
           PERSON                 9      SOLE DISPOSITIVE POWER
            WITH                         0
                              -----------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         43,534,549
-----------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            43,534,549
-----------------------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                                             /_/
-----------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            54.4% of total Common Shares,(1) 65.8% of Class A Common Stock
-----------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
-----------------------------------------------------------------------------------------------
(1)   Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.



CUSIP NO. 843611104                                                         Page 7 of 23 Pages


-----------------------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS.                               ASARCO Incorporated
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     13-4924440
-----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)                                                 (a)        /X/
                                                                               (b)        /_/
-----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
-----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                 OO
-----------------------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                                         /_/
-----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                      New Jersey
-----------------------------------------------------------------------------------------------
          NUMBER OF               7      SOLE VOTING POWER
           SHARES                        0
        BENEFICIALLY          -----------------------------------------------------------------
          OWNED BY                8      SHARED VOTING POWER
            EACH                         43,534,549
          REPORTING           -----------------------------------------------------------------
           PERSON                 9      SOLE DISPOSITIVE POWER
            WITH                         0
                              -----------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         43,534,549
-----------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            43,534,549
-----------------------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                                             /_/
-----------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            54.4% of total Common Shares,(1) 65.8% of Class A Common Stock
-----------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
-----------------------------------------------------------------------------------------------
(1)   Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.


CUSIP NO. 843611104                                                         Page 8 of 23 Pages


-----------------------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS.                      Southern Peru Holdings Corporation
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     13-4152060
-----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)                                                 (a)        /X/
                                                                               (b)        /_/
-----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
-----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                 OO
-----------------------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                                         /_/
-----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware
-----------------------------------------------------------------------------------------------
          NUMBER OF               7      SOLE VOTING POWER
           SHARES                        0
        BENEFICIALLY          -----------------------------------------------------------------
          OWNED BY                8      SHARED VOTING POWER
            EACH                         43,348,949
          REPORTING           -----------------------------------------------------------------
           PERSON                 9      SOLE DISPOSITIVE POWER
            WITH                         0
                              -----------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         43,348,949
-----------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            43,348,949
-----------------------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                                             /_/
-----------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            54.2% of total Common Shares,(1) 65.8% of Class A Common Stock
-----------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
-----------------------------------------------------------------------------------------------
(1)   Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.



CUSIP NO. 843611104                                          Page 9 of 23 Pages


          Grupo Mexico, S.A. de C.V. ("Grupo Mexico"), Grupo Minero Mexico International, S.A. de C.V. ("GMMI"), Controladora Minera Mexico, S.A. de C.V. ("Controladora"), Americas Mining Corporation ("AMC"), ASARCO Incorporated ("ASARCO") and Southern Peru Holdings Corporation ("SPHC") (collectively, Grupo Mexico, GMMI, Controladora, AMC, ASARCO and SPHC, the "Reporting Persons") hereby amend the report on Schedule 13D regarding shares of Southern Peru Copper Corporation (the "Company"), originally filed on January 12, 1996, as further amended on March 6, 1996, on November 19, 1999, on October 13, 2000, on May 17, 2001 and on July 16, 2001 (collectively, the "Schedule 13D"). Unless otherwise indicated capitalized terms used but not defined herein shall have the same meanings assigned to them in Schedule 13D.

Item 1.   Security and Issuer.

          This Schedule 13D relates to Common Stock of the Company, $0.01 par value per share ("Common Stock"), and Class A Common Stock of the Company, $0.01 par value per share ("Class A Common Stock", together, with Common Stock, the "Common Shares").

Item 2.   Identity and Background.

          Item 2 is hereby amended and supplemented by adding the following:

          Annex I hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Grupo Mexico. The information set forth in Annex I hereto is incorporated herein by reference.

          Annex II hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of GMMI. The information set forth in Annex II hereto is incorporated herein by reference.

          Annex III hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Controladora. The information set forth in Annex III hereto is incorporated herein by reference.

          Annex IV hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of AMC. The information set forth in Annex IV hereto is incorporated herein by reference.

          Annex V hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of ASARCO. The information set forth in Annex V hereto is incorporated herein by reference.

          Annex VI hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of SPHC. The information set forth in Annex VI hereto is incorporated herein by reference.

          During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no person listed on Annex I through Annex VII hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

CUSIP NO. 843611104                                         Page 10 of 23 Pages


Item 3.   Source and Amount of Funds or Other Consideration.

          Please refer to Item 4.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended and supplemented by adding the following:

          As previously disclosed, certain of the Reporting Persons have for some time intended to engage in a transaction in which SPHC would sell to AMC all of the Class A Common Stock of the Company owned by it. SPHC would dividend the funds received from AMC to ASARCO, and ASARCO would use the proceeds to repay debt and to fund a trust created pursuant to a consent decree approved by the United States District Court for the District of Arizona on February 2, 2003 (the "Consent Decree"). To complete this transaction, AMC intends to borrow the funds. Pursuant to the terms of the Consent Decree, AMC, ASARCO, SPHC and SPHC II Incorporated, a wholly-owned subsidiary of AMC ("SPHC II"), have agreed to enter into a Stock Purchase Agreement (the "Stock Purchase Agreement") with respect to the sale by SPHC of all of its Class A Common Stock to AMC for consideration of $765.0 million in a combination of cash, promissory notes and cancellation of indebtedness. A form of the Stock Purchase Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference. ASARCO would continue to be a wholly-owned subsidiary of AMC and Grupo Mexico after that sale. If the transaction is completed, it is intended that the shares of Class A Common Stock would be pledged to certain of AMC's lenders.

          Consummation of the transactions contemplated by the Stock Purchase Agreement will be subject to the receipt by AMC of financing and certain other customary conditions. There can be no assurance as to whether, and if so, when the Stock Purchase Agreement might be signed and, if signed, whether the transactions contemplated by the Stock Purchase Agreement will be consummated. The effect that the transactions contemplated by the Stock Purchase Agreement may have on the Company and its operations (and on any other interest the Reporting Persons have in the Company) will remain subject to the consummation of the transactions contemplated by the Stock Purchase Agreement.

          The Reporting Persons may also from time to time acquire, purchase or sell shares of Common Stock in the open market, in privately negotiated transactions or otherwise, hold such shares or propose changes in the membership of the Board of Directors, as the Reporting Persons may determine at any such time based upon its evaluation of the Company's businesses and prospects, alternative investment opportunities and all other factors deemed relevant. Except as described in this Item 4, as of the date of this statement none of the Reporting Persons has any plans or has made any proposals that relate to or would result in any action enumerated in Items 4(a) through (j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended and supplemented by the following:

          The Reporting Persons beneficially own 43,348,949 shares of Class A Common Stock, which are convertible on a one-to-one basis into shares of Common Stock, representing approximately 65.8% of the issued and outstanding shares of Class A Common Stock and approximately 54.2% of the issued and outstanding Common Stock (assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis). The Reporting Persons other than SPHC also beneficially own 185,600 shares of Common Stock, which were acquired through open market transactions, the last of which occurred November 16, 2001. The shares of Common Stock represent approximately 1.3% of the issued and outstanding shares of Common Stock and 0.2% of the issued and outstanding Common Stock (assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis). Other than as set forth herein, the Reporting Persons have neither acquired nor disposed of any shares of Class A Common Stock or Common Stock since the date of the Schedule 13D.

          Grupo Mexico, AMC and ASARCO have shared power to vote and shared dispositive power of 43,534,549 shares of Class A Common Stock. SPHC has shared power to vote and shared dispositive power of 43,348,949 shares of Class A Common Stock. GMMI and Controladora have shared power to vote and shared dispositive power of 17,249,520 shares of Class A Common Stock.

CUSIP NO. 843611104                                         Page 11 of 23 Pages


          Except as set forth in the Schedule 13D, none of the Reporting Persons or, to their knowledge, any of the persons listed in the Annexes hereto (other than those individuals named in Schedule A hereto) beneficially owns any equity security of the Company and none of the Reporting Persons or, to their knowledge, any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

          Except as set forth in the Schedule 13D and other than the Stockholders' Agreement, a copy of which was previously filed as Exhibit 1 to the Schedule 13D, none of the Reporting Persons, or to their knowledge, any of the persons listed in the Annexes hereto, has any contract, arrangement, understanding or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fee, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

          Except as set forth in the Schedule 13D, no person is known to any of the Reporting Persons or to their knowledge to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of the Common Shares.

          Except as set forth in the Schedule 13D, no Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Please refer to Item 4.

Item 7.   Material to be Filed as Exhibits.

1.        Form of Stock Purchase Agreement.

2. Joint Filing Agreement dated July 13, 2001 among the Reporting Persons (filed as Exhibit 1 to Amendment No. 5 of the Schedule 13D dated July 16, 2001 and incorporated by reference herein).

CUSIP NO. 843611104                                         Page 12 of 23 Pages


                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 GRUPO MEXICO, S.A. de C.V.
                 February 11, 2003
                 ----------------
                 Date
                 /s/ Daniel Tellechea Salido
                 ---------------------------
                 Signature
                 Daniel Tellechea Salido, Administration and Finance President Name/Title

                 GRUPO MINERO MEXICO INTERNACIONAL, S.A. de C.V.
                 February 11, 2003
                 -----------------
                 Date
                 /s/ Daniel Tellechea Salido
                 ---------------------------
                 Signature
                 Daniel Tellechea Salido, Administration and Finance President Name/Title

                 CONTROLADORA MINERA MEXICO, S.A. de C.V.
                 February 11, 2003
                 ----------------
                 Date
                 /s/ Daniel Tellechea Salido
                 ---------------------------
                 Signature
                 Daniel Tellechea Salido, Administration and Finance President Name/Title

                 AMERICAS MINING CORPORATION
                 February 11, 2003
                 -----------------
                 Date
                 /s/ Daniel Tellechea Salido
                 ---------------------------
                 Signature
                 Daniel Tellechea Salido, Vice President and Chief Financial Officer
                 Name/Title

                 ASARCO INCORPORATED
                 February 11, 2003
                 -----------------
                 Date
                 /s/ Daniel Tellechea Salido
                 ---------------------------
                 Signature
                 Daniel Tellechea Salido, Executive Vice President and Chief Financial Officer
                 Name/Title

                 SOUTHERN PERU HOLDINGS CORPORATION
                 February 11, 2003
                 -----------------
                 Date
                 /s/ Daniel Tellechea Salido
                 ---------------------------
                 Signature
                 Daniel Tellechea Salido, Vice President and Treasurer
                 Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP NO. 843611104                                         Page 13 of 23 Pages

                                  Schedule A
                                  ----------

        BENEFICIAL OWNERSHIP OF COMMON SHARES BY CERTAIN DIRECTORS OF
                             THE REPORTING PERSONS

     The following table sets forth the name of each director of the Reporting Owner who beneficially owns Common Shares of the Company and the total number of Common Shares beneficially owned by such director as of the date of this
Schedule 13D.

        ---------------------------------    ----------------------------
                     NAME                    TOTAL OF COMMON SHARES OWNED

        ---------------------------------    ----------------------------
        Hector Garcia de Quevedo Topete                  400

        ---------------------------------    ----------------------------
        Xavier Garcia de Quevedo Topete                  400

        ---------------------------------    ----------------------------
        German Larrea Mota-Velasco                       800

        ---------------------------------    ----------------------------
        Genaro Larrea Mota-Velasco                       800

        ---------------------------------    ----------------------------
        Daniel Tellechea Salido                          200

        ---------------------------------    ----------------------------
        Armando Ortega Gomez                             800

        ---------------------------------    ----------------------------

CUSIP NO. 843611104                                         Page 14 of 23 Pages

                                    Annex I

                                 GRUPO MEXICO

                       Directors and Executive Officers

1. DIRECTORS AND EXECUTIVE OFFICERS OF GRUPO MEXICO. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of Grupo Mexico. Each such person is a citizen of Mexico.



-------------------------------------------------------------------------------------------------
         NAME             PRINCIPAL BUSINESS             TITLE           PRINCIPAL OCCUPATION
                                ADDRESS
-------------------------------------------------------------------------------------------------
German Larrea            Baja California 200        Chairman of the       Chairman of the Board
Mota-Velasco             06760 Mexico City          Board and Chief       and Chief Executive
                                                    Executive Officer     Officer of Grupo
                                                                          Mexico
-------------------------------------------------------------------------------------------------
Genaro Larrea            2575 East Camelback Road   Director              President of ASARCO
Mota-Velasco             Suite 500
                         Phoenix, Arizona 85016
-------------------------------------------------------------------------------------------------
Juan I. Gallardo         Monte Caucaso 915, Fl. 4   Director              President and
Thurlow                  11000 Mexico City                                Chairman of the Board
                                                                          of Grupo Azucarero de
                                                                          Mexico, S.A. de C.V.
-------------------------------------------------------------------------------------------------
Juan Sanchez Navarro     Campos Eliseos 400, Fl.    Director              Vice President of
Peon                     19                                               Grupo Modelo, S.A. de
                         11000 Mexico City                                C.V.
-------------------------------------------------------------------------------------------------
Romulo O'Farril Jr.      Avenue San Jeronimo 790-A  Director              President and General
                         11000 Mexico City                                Director of Novedades
                                                                          de Acapulco, S.A. de
                                                                          C.V.
-------------------------------------------------------------------------------------------------
Claudio X. Gonzalez      Jose Luis LaGrange 103,    Director              Chairman of the Board
                         Fl. 3                                            and General Director
                         11510 Mexico City                                of Kimberly Clark de
                                                                          Mexico, S.A. de C.V.
-------------------------------------------------------------------------------------------------
Jose Mendoza Fernandez   Privada Juarez 43          Director              Chairman of the Board
                         04000 Mexico City                                of Desarrollos
                                                                          Industriales e
                                                                          Immobiliarios, S.A.
                                                                          de C.V.
-------------------------------------------------------------------------------------------------
Prudencio Lopez          Vasco de Quiroga           Director              President of Sanvica,
Martinez                 2121, Fl. 2                                      S.A. de C.V.
                         01210 Mexico City
-------------------------------------------------------------------------------------------------
Carlos Giron Peltier     Lamartine 730              Director              Retired
                         11560 Mexico City
-------------------------------------------------------------------------------------------------
Antonio Madero Bracho    Monte Pelvoux 220, Fl. 8   Director              Executive President
                         11000 Mexico City                                of San Luis
                                                                          Corporacion, S.A. de
                                                                          C.V.
-------------------------------------------------------------------------------------------------




CUSIP NO. 843611104                                                         Page 15 of 23 Pages


-------------------------------------------------------------------------------------------------
Luis Tellez Kuenzler     Paseo de Los Tamarindos    Director              Executive Vice
                         400, Torre B, Fl. 32                             President of Grupo
                         05120 Mexico City                                Desc, S.A. de C.V.
-------------------------------------------------------------------------------------------------
Agustin Santamarina V.   Campos Eliseos 345         Director and          Partner of
                         11560 Mexico City          Secretary of the      Santamarina y Steta,
                                                    Board                 S.C.
-------------------------------------------------------------------------------------------------
Daniel Tellechea Salido  Baja California 200        Director and          Administration and
                         06760 Mexico City          Administration and    Finance President of
                                                    Finance President     Grupo Mexico
-------------------------------------------------------------------------------------------------
Juan Rebolledo Gout      Baja California 200        Vice President,       Vice President of
                         06760 Mexico City          International         International
                                                    Relations             Relations of Grupo
                                                                          Mexico
-------------------------------------------------------------------------------------------------
Hector Garcia de         Baja California 200        Director and          General Director of
Quevedo Topete           06760 Mexico City          General Director of   Special Assignments
                                                    Special Assignments   of Grupo Mexico
-------------------------------------------------------------------------------------------------
Xavier Garcia de         Baja California 200        Director              President of Minera
Quevedo Topete           06760 Mexico City                                Mexico, S.A. de C.V.
-------------------------------------------------------------------------------------------------
Oscar Gonzalez Rocha     Av. Caminos del Inca       Director              President of Southern
                         171 Lima, Peru                                   Peru Copper
                                                                          Corporation
-------------------------------------------------------------------------------------------------
Alfredo Casar Perez      Bosque de Ciruelos 99      Director              President and
                         11700 Mexico City                                Managing Director of
                                                                          Ferrocarril Mexicano,
                                                                          S.A. de C.V.
-------------------------------------------------------------------------------------------------
Armando Ortega Gomez     Baja California 200        Assistant Secretary   General Legal
                         06760 Mexico City          and General Legal     Director of Grupo
                                                    Director              Mexico
-------------------------------------------------------------------------------------------------
Gabino Paez Gonzalez     Baja California 200        General Director,     General Director of
                         06760 Mexico City          Human Resources       Human Resources of
                                                                          Grupo Mexico
-------------------------------------------------------------------------------------------------
Ernesto Duran Trinidad   Baja California 200        Corporate             Corporate Comptroller
                         06760 Mexico City          Comptroller           of Grupo Mexico
-------------------------------------------------------------------------------------------------

CUSIP NO. 843611104                                        Page 16 of 23 Pages


                                   Annex II

                                     GMMI

                       Directors and Executive Officers

2. DIRECTORS AND EXECUTIVE OFFICERS OF GMMI. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of GMMI. Each such person is a citizen of Mexico.


---------------------------------------------------------------------------------------------------
       NAME               PRINCIPAL BUSINESS               TITLE           PRINCIPAL OCCUPATION
                                ADDRESS
---------------------------------------------------------------------------------------------------
German Larrea            Baja California 200          President, Chairman   Chairman of the Board
Mota-Velasco             06760 Mexico City            of the Board and      and Chief Executive
                                                      Chief Executive       Officer of Grupo
                                                      Officer               Mexico
---------------------------------------------------------------------------------------------------
Juan Sanchez Navarro     Campos Eliseos 400, Fl. 19   Director              Vice President of
Peon                     11000 Mexico City                                  Grupo Modelo, S.A. de
                                                                            C.V.
---------------------------------------------------------------------------------------------------
Prudencio Lopez          Vasco de Quiroga             Director              President of Sanvica,
Martinez                 2121, Fl. 2                                        S.A. de C.V.
                         01210 Mexico City
---------------------------------------------------------------------------------------------------
Juan I. Gallardo         Monte Caucaso 915, Fl. 4     Director              President and
Thurlow                  11000 Mexico City                                  Chairman of the Board
                                                                            of Grupo Azucarero de
                                                                            Mexico, S.A. de C.V.
---------------------------------------------------------------------------------------------------
Carlos Giron Peltier     Lamartine 730                Director              Retired
                         11560 Mexico City
---------------------------------------------------------------------------------------------------
Genaro Larrea            2575 East Camelback Road     Director              President of ASARCO
Mota-Velasco             Suite 500
                         Phoenix, Arizona 85016
---------------------------------------------------------------------------------------------------
Agustin Santamarina V.   Campos Eliseos 400, Fl. 19   Director              Partner of
                         11000 Mexico City                                  Santamarina y Steta,
                                                                            S.C.
---------------------------------------------------------------------------------------------------
Armando Ortega Gomez     Baja California 200          Secretary of the      General Legal
                         06760 Mexico City            Board                 Director of Grupo
                                                                            Mexico
---------------------------------------------------------------------------------------------------

CUSIP NO. 843611104                                        Page 17 of 23 Pages


                                   Annex III

                                 CONTROLADORA

                       Directors and Executive Officers

3. DIRECTORS AND EXECUTIVE OFFICERS OF CONTROLADORA. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of Controladora. Each such person is a citizen of Mexico.


-------------------------------------------------------------------------------------------------
         NAME             PRINCIPAL BUSINESS               TITLE           PRINCIPAL OCCUPATION
                                ADDRESS
-------------------------------------------------------------------------------------------------
German Larrea          Baja California 200          President, Chairman   Chairman of the Board
Mota-Velasco           06760 Mexico City            of the Board and      and Chief Executive
                                                    Chief Executive       Officer of Grupo
                                                    Officer               Mexico
-------------------------------------------------------------------------------------------------
Juan Sanchez Navarro   Campos Eliseos 400, Fl. 19   Director              Vice President of
Peon                   11000 Mexico City                                  Grupo Modelo, S.A. de
                                                                          C.V.
-------------------------------------------------------------------------------------------------
Prudencio Lopez        Vasco de Quiroga             Director              President of Sanvica,
Martinez               2121, Fl. 2                                        S.A. de C.V.
                       01210 Mexico City
-------------------------------------------------------------------------------------------------
Juan I. Gallardo       Monte Caucaso 915, Fl. 4     Director              President and
Thurlow                11000 Mexico City                                  Chairman of the Board
                                                                          of Grupo Azucarero de
                                                                          Mexico, S.A. de C.V.
-------------------------------------------------------------------------------------------------
Carlos Giron Peltier   Lamartine 730                Director              Retired
                       11560 Mexico City
-------------------------------------------------------------------------------------------------
Genaro Larrea          2575 East Camelback Road     Director              President of ASARCO
Mota-Velasco           Suite 500
                       Phoenix, Arizona 85016
-------------------------------------------------------------------------------------------------
Agustin Santamarina V. Campos Eliseos 345           Director              Partner of
                       11560 Mexico City                                  Santamarina y Steta,
                                                                          S.C.
-------------------------------------------------------------------------------------------------
Armando Ortega Gomez   Baja California 200          Secretary of the      General Legal
                       06760 Mexico City            Board                 Director of Grupo
                                                                          Mexico
-------------------------------------------------------------------------------------------------

CUSIP NO. 843611104                                          Page 18 of 23 Pages

                                   Annex IV

                                      AMC

                       Directors and Executive Officers

4. DIRECTORS AND EXECUTIVE OFFICERS OF AMC. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of AMC. Each such person is a citizen of Mexico except Messrs. McAllister, Boylan and O'Neil, who are citizens of the United States.



----------------------------------------------------------------------------------------------------
       NAME              PRINCIPAL BUSINESS                TITLE            PRINCIPAL OCCUPATION
                               ADDRESS
----------------------------------------------------------------------------------------------------
German Larrea            Baja California 200         President, Chairman     Chairman of the Board
Mota-Velasco             06760 Mexico City           of the Board and        and Chief Executive
                                                     Chief Executive         Officer of Grupo
                                                     Officer                 Mexico
----------------------------------------------------------------------------------------------------
Juan Sanchez Navarro     Campos Eliseos 400, Fl. 19  Director                Vice President of
Peon                     11000 Mexico City                                   Grupo Modelo, S.A. de
                                                                             C.V.
----------------------------------------------------------------------------------------------------
Prudencio Lopez          Vasco de Quiroga            Director                President of Sanvica,
Martinez                 2121, Fl. 2                                         S.A. de C.V.
                         01210 Mexico City
----------------------------------------------------------------------------------------------------
Juan I. Gallardo         Monte Caucaso 915, Fl.      Director                Chairman of the Board
Thurlow                  4                                                   of Grupo Azucarero de
                         11000 Mexico City                                   Mexico, S.A. de C.V.
----------------------------------------------------------------------------------------------------
Carlos Giron Peltier     Lamartine 730               Director                Retired
                         11560 Mexico City
----------------------------------------------------------------------------------------------------
Genaro Larrea            2575 East Camelback         Director, President     President of ASARCO
Mota-Velasco             Road,                       and Chief
                         Suite 500                   Commercial
                         Phoenix, Arizona 85016      Officer
----------------------------------------------------------------------------------------------------
Agustin Santamarina V.   Campos Eliseos 345          Director                Partner of
                         11560 Mexico City                                   Santamarina y Steta,
                                                                             S.C.
----------------------------------------------------------------------------------------------------
Daniel Tellechea         Baja California 200         Director, Executive     Administration and
Salido                   06760 Mexico City           Vice President and      Finance President of
                                                     Chief Financial         Grupo Mexico
                                                     Officer
----------------------------------------------------------------------------------------------------
Oscar Gonzalez           Av. Caminos Del Inca        Director                President of Southern
Rocha                    171 Lima, Peru                                      Peru Copper
                                                                             Corporation
----------------------------------------------------------------------------------------------------
Xavier Garcia De         Baja California 200         Director and Chief      President of GMMI
Quevedo Topete           06760 Mexico City           Operations Officer
----------------------------------------------------------------------------------------------------
Alfredo Casar Perez      Bosque de Ciruelos 00       Director                President and
                         11700 Mexico City                                   Managing Director of
                                                                             Ferrocarril Mexicano,
                                                                             S.A. de C.V.
----------------------------------------------------------------------------------------------------


CUSIP NO. 843611104                                                            Page 19 of 23 Pages


----------------------------------------------------------------------------------------------------
Eduardo Gonzalez Gomez   Insurgentes Sur 432         Director                Independent Financial
                         06760 Mexico City                                   Advisor
----------------------------------------------------------------------------------------------------
Genaro Guerrero          1150 N. 7th Avenue          Vice President and      Vice President
Diaz Mercado             Tucson, Arizona 85705       Treasurer               of ASARCO
----------------------------------------------------------------------------------------------------
Ernesto Duran            Baja California 200         Vice President          Corporate Controller
Trinidad                 06760 Mexico City                                   of Grupo Mexico
----------------------------------------------------------------------------------------------------
Rodolfo Rubio            Baja California 200         Vice President,         Environmental
                         06760 Mexico City           Environmental and       Development and
                                                     Technical Services      Research Director of
                                                                             Minera Mexico, S.A.
                                                                             de C.V.
----------------------------------------------------------------------------------------------------
Manuel Ramos Rada        1150 N. 7th Avenue          Vice President, Lead    Vice President, Lead
                         Tucson, Arizona 85705       and Specialty Metals    and Specialty Metals
                                                                             of ASARCO
----------------------------------------------------------------------------------------------------
Douglas E. McAllister    2575 East Camelback         Vice President,         Vice President,
                         Road Suite 500              General Counsel and     General Counsel and
                         Phoenix, Arizona 85016      Secretary               Secretary of ASARCO
----------------------------------------------------------------------------------------------------
Brian P. Boylan          1150 N. 7th Avenue          Vice President, Human   Senior Vice President
                         Tucson, Arizona 85705       Resources               of Legal Affairs and
                                                                             Human Resources of
                                                                             ASARCO
----------------------------------------------------------------------------------------------------
James T. O'Neil, Jr.     1150 N. 7th Avenue          Vice President,         Vice President of
                         Tucson, Arizona 85705       Finance and             Finance and
                                                     Administration          Administration of
                                                                             ASARCO
----------------------------------------------------------------------------------------------------


CUSIP NO. 843611104                                        Page 20 of 23 Pages



                                    Annex V

                                    ASARCO

                       Directors And Executive Officers

5. DIRECTORS AND EXECUTIVE OFFICERS OF ASARCO. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of ASARCO. Each such person is a citizen of Mexico except Messrs. Patton, Frei, Boylan, O'Neil, Miller, Burns, McAllister, Aldrich and Morneau, who are citizens of the United States.



-------------------------------------------------------------------------------------------------
       NAME              PRINCIPAL BUSINESS             TITLE            PRINCIPAL OCCUPATION
                               ADDRESS
-------------------------------------------------------------------------------------------------
German Larrea            Baja California 200      Director, Chairman of   Director, Chairman of
Mota-Velasco             06760 Mexico City        the Board and Chief     the Board and Chief
                                                  Executive Officer       Executive Officer of
                                                                          Grupo Mexico
-------------------------------------------------------------------------------------------------
Genaro Larrea            2575 East Camelback      Director and President  President of ASARCO
Mota-Velasco             Road Suite 500
                         Phoenix, Arizona 85016
-------------------------------------------------------------------------------------------------
Daniel Tellechea         Baja California 200      Director, Executive     Administration and
Salido                   06760 Mexico City        Vice President and      Finance President of
                                                  Chief Financial         Grupo Mexico
                                                  Officer
-------------------------------------------------------------------------------------------------
Oscar Gonzalez           Av. Caminos Del Inca     Director                President of Southern
Rocha                    171 Lima, Peru                                   Peru Copper
                                                                          Corporation
-------------------------------------------------------------------------------------------------
Xavier Garcia De         Baja California 200      Director and Chief      President of GMMI
Quevedo Topete           06760 Mexico City        Operations Officer
-------------------------------------------------------------------------------------------------
Alfredo Casar Perez      Bosque de Ciruelos 99    Director                President and
                         11700 Mexico City                                Managing Director of
                                                                          Ferrocarril Mexicano,
                                                                          S.A. de C.V.
-------------------------------------------------------------------------------------------------
Manuel Calderon          Baja California 200      Director
Cardenas                 06760 Mexico City
-------------------------------------------------------------------------------------------------
Alberto de la            Boulevard Manuel         Director                Partner of Frank
Parra Zavala             Avila Camacho 24, Fl.7                           Galicia y Robles, S.C.
                         11000 Mexico City
-------------------------------------------------------------------------------------------------
Armando Fausto           Baja California 200      Director                General Legal
Ortega Gomez             06760 Mexico City                                Director of Grupo
                                                                          Mexico
-------------------------------------------------------------------------------------------------
Jock Patton              5430 East Arcadia Lane   Director                ING and GCG Families
                         Phoenix, Arizona 85018                           of Mutual Funds, Lead
                                                                          Trustee, Executive
                                                                          Committee Member, and
                                                                          Valuation Committee
                                                                          Chair
-------------------------------------------------------------------------------------------------




CUSIP NO. 843611104                                                         Page 21 of 23 Pages



--------------------------------------------------------------------------------------------------
Alphonse E.              4480 E. Lafayette Blvd.  Director                Autom Church Supply
Frei                     Phoenix, Arizona 85018                           Co., Phoenix,
                                                                          Arizona, Chief
                                                                          Operating Officer
-------------------------------------------------------------------------------------------------
Brian P. Boylan          1150 N. 7th Avenue       Vice President, Human   Senior Vice President
                         Tucson, Arizona 85705    Resources               of Legal Affairs and
                                                                          Human Resources of
                                                                          ASARCO
-------------------------------------------------------------------------------------------------
James T. O'Neil, Jr.     1150 N. 7th Avenue       Vice President,         Vice President of
                         Tucson, Arizona 85705    Finance and             Finance and
                                                  Administration          Administration of
                                                                          ASARCO
-------------------------------------------------------------------------------------------------
Gary Miller              2575 East Camelback      Vice President,         Vice President,
                         Road Suite 500           Commercial              Commercial of ASARCO
                         Phoenix, Arizona 85016
-------------------------------------------------------------------------------------------------
Manuel F. Ramos          1150 N. 7th Avenue       Vice President,         Vice President,
Rada                     Tucson, Arizona 85705    Metallurgical           Metallurgical
                                                  Operations              Operations of ASARCO
-------------------------------------------------------------------------------------------------
George Burns             1150 N. 7th Avenue       Vice President,         Vice President,
                         Tucson, Arizona 85705    Mining Operations       Mining Operations of
                                                                          ASARCO
-------------------------------------------------------------------------------------------------
Douglas E. McAllister    2575 East Camelback      Vice President,         Vice President,
                         Road Suite 500           General Counsel and     General Counsel and
                         Phoenix, Arizona 85016   Secretary               Secretary of ASARCO
-------------------------------------------------------------------------------------------------
Genaro Guerrero          1150 N. 7th Avenue       Vice President and      Vice President and
Diaz Mercado             Tucson, Arizona 85705    Treasurer               Treasurer of ASARCO
-------------------------------------------------------------------------------------------------
Thomas L. Aldrich        2575 East Camelback      Vice President,         Vice President,
                         Road Suite 500           Environmental Affairs   Environmental Affairs
                         Phoenix, Arizona 85016                           of ASARCO
-------------------------------------------------------------------------------------------------
Ernesto Duran            Baja California 200      Vice President          Corporate Controller
Trinidad                 06760 Mexico City                                of Grupo Mexico
-------------------------------------------------------------------------------------------------
Dennis Morneau           1150 N. 7th Avenue       Controller
                         Tucson, Arizona 85705
-------------------------------------------------------------------------------------------------

CUSIP NO. 843611104                                        Page 22 of 23 Pages



                                   Annex VI

                                     SPHC

                       Directors and Executive Officers

6. DIRECTORS AND EXECUTIVE OFFICERS OF SPHC. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of SPHC. Each such person is a citizen of Mexico.


----------------------------------------------------------------------------------------------------
         NAME              PRINCIPAL BUSINESS                TITLE            PRINCIPAL OCCUPATION
                                 ADDRESS
----------------------------------------------------------------------------------------------------
German Larrea            Baja California 200         Director and President  Director, Chairman of
Mota-Velasco             06760 Mexico City                                   the Board and Chief
                                                                             Executive Officer of
                                                                             Grupo Mexico
----------------------------------------------------------------------------------------------------
Genaro Larrea            2575 East Camelback         Director and Vice       President of ASARCO
Mota-Velasco             Road Suite 500              President
                         Phoenix, Arizona 85016
----------------------------------------------------------------------------------------------------
Daniel Tellechea         Baja California 200         Director, Vice          Administration and
Salido                   06760 Mexico City           President and           Finance President of
                                                     Treasurer               Grupo Mexico
----------------------------------------------------------------------------------------------------
Oscar Gonzalez           Av. Caminos Del Inca        Director                President of Southern
Rocha                    171 Lima, Peru                                      Peru Copper
                                                                             Corporation
----------------------------------------------------------------------------------------------------
Xavier Garcia de         Baja California 200         Director                President of GMMI
Quevedo Topete           06760 Mexico City
----------------------------------------------------------------------------------------------------
Alfredo Casar            Bosque de Ciruelos 99       Director                President and
Perez                    11700 Mexico City                                   Managing Director of
                                                                             Ferrocarril Mexicano,
                                                                             S.A. de C.V.
----------------------------------------------------------------------------------------------------
Alberto de la            Boulevard Manuel            Director                Partner of Frank
Parra Zavala             Avila Camacho 234, Fl. 7                            Galicia y Robles, S.C.
                         11000 Mexico City
----------------------------------------------------------------------------------------------------
Genaro Guerrero          1150 N. 7th Avenue          Vice President          Vice President and
Diaz Mercado             Tucson, Arizona 85705                               Treasurer of ASARCO
----------------------------------------------------------------------------------------------------
Sergio M. Ferrer         Baja California 200         Secretary               Legal Counsel of Minera
de la Barrera            06760 Mexico City                                   Mexico, S.A. de C.V.
----------------------------------------------------------------------------------------------------


CUSIP NO. 843611104                                        Page 23 of 23 Pages


                                Exhibit Index
                                -------------

1.      Form of Stock Purchase Agreement.

2. Joint Filing Agreement dated July 13, 2001 among the Reporting Persons (filed as Exhibit 1 to Amendment No. 5 of the Schedule 13D dated July 16, 2001 and incorporated by reference herein).

                                   Exhibit 1

                       FORM OF STOCK PURCHASE AGREEMENT




            THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into as of January [ ], 2003 among Americas Mining Corporation, a Delaware corporation (the "Purchaser"), SPHC II Incorporated ("SPHC II"), a Delaware corporation wholly-owned by the Purchaser, Southern Peru Holdings Corporation, a Delaware corporation (the "Seller"), and ASARCO Incorporated, a New Jersey corporation (the "Parent").

            WHEREAS, the Seller desires to sell, and the Parent desires the Seller to sell, to the Purchaser 43,348,949 shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Southern Peru Copper Corporation, a Delaware corporation ("SPCC"); and

            WHEREAS, the Purchaser desires to purchase the Shares, upon the terms and conditions herein specified;

            NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual promises herein contained, the parties hereby agree as follows:

            1. Purchase and Sale of the Shares.

               (a) Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Seller shall, and the Parent shall cause the Seller to, sell, convey, assign, transfer and deliver to the Purchaser the Shares, free and clear of all Encumbrances (as defined below), and

               (b) Subject to the terms and conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to the Purchaser of the Shares, the Purchaser shall make payment in the amount of $765.0 million for the Shares as follows:

                  (i)   $500 million in cash, subject to Section 1(c);

                  (ii) a promissory note of the Purchaser in the principal amount of $123.25 million, which shall be paid in seven equal principal installments of $17,607,143.00, payable on each October 31 beginning October 31, 2003, plus accumulated interest at the rate of 7% per annum, substantially in the form attached hereto as Appendix A ("Note A");

                (iii) a promissory note of the Purchaser in the principal amount of $100 million, which shall be paid in eight equal principal installments of $12.5 million, payable on each May 31 beginning May 31, 2003, plus accumulated interest at the rate of 7% per annum, substantially in the form attached hereto as Appendix B ("Note B"), the performance of such note by the Purchaser to be guaranteed by Grupo Mexico, S.A. de C.V., a Mexican corporation ("Grupo Mexico"); and


                                 Exhibit 1-1

                  (iv) the cancellation, at the direction and request of the Seller, by the Purchaser and/or its subsidiaries of the $41.75 million principal amount of debt owed to them by the Parent and/or the Seller and any amount owed to the Purchaser by the Parent pursuant to
                        Section 1(c) (collectively, the "Intercompany Debt").

               (c) Anything contained herein to the contrary notwithstanding, in the event that the Amended Stipulation among the United States, the Seller and the Parent lodged with the Court (as defined below) on October 11, 2002, and entered on the docket October 16, 2002, and all prior stipulations among the United States, the Seller and the Parent in this matter (the "Stipulation") is not terminated on or before January 31, 2003, the Purchaser may loan the Parent $50 million (the "Bridge Loan") solely for the purpose of satisfying, in part, the payment due to the holders of Parent bonds that mature on February 3, 2003. If such loan is made, (i) the amount of cash payment referred to in Section 1(b)(i) and payable as provided in Section 2(c)(i) shall be reduced to $450 million and (ii) such Bridge Loan shall be added to the Intercompany Debt that is cancelled as provided in Section 1(b)(iv) of this Agreement.

            2. The Closing.

               (a) The sale and transfer of the Shares by the Seller to the Purchaser shall take place at a closing (the "Closing") to be held at the offices of Sidley Austin Brown & Wood LLP, 787 Seventh Avenue, New York, New York 10019 one Business Day (as defined below) following the satisfaction and/or waiver of all conditions to close set forth in Section 6 of this Agreement, or such other date as may be mutually agreed upon by the Purchaser and the Seller (the "Closing Date"). All such documents and funds to be delivered at the Closing shall be deemed delivered simultaneously, and upon such delivery the sale of the Shares shall be final and irrevocable. As used herein, the term "Business Day" shall mean a day other than Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by law to close.

               (b) At the Closing, the Seller shall, and the Parent shall cause the Seller to, deliver to the Purchaser

                (i) a certificate or certificates representing the Shares, each such certificate to be duly and validly endorsed in favor of the Purchaser (or in blank, sufficient to enable the Purchaser to register the Shares in the name of the Purchaser or its designee) or accompanied by a separate stock power duly and validly executed by such Shareholder and otherwise sufficient to vest in Purchaser or its designee good and marketable title to such Shares

                (ii) a copy of the Consent Decree lodged with the United States District Court for the District of Arizona (the "Court") on January ___, 2003 (the "Consent Decree"), attached hereto as Appendix C; and



                                 Exhibit 1-2

                (iii) such other documents as are required to be delivered by the Seller to the Purchaser at or prior to the Closing in connection with the transactions contemplated hereby.

               (c) At the Closing, the Purchaser shall deliver to the Seller

                (i) $500 million, subject to Section 1(c), in immediately available funds by wire transfer to an account designated by the Seller in writing no later than three business days prior to the Closing Date;

                (ii) Note A and Note B duly and validly executed by the Purchaser;

                (iii) a guaranty agreement substantially in the form attached hereto as Appendix D (the "Guaranty") guaranteeing the Purchaser's performance under Note B, duly and validly executed by Grupo Mexico;

                (iv) such document or documents as may be necessary to evidence the cancellation by the Purchaser and/or its subsidiaries of all of the Intercompany Debt, substantially in the form attached hereto as Appendix E (the "Cancellation Documentation"); and

                (v) an Assignment and Assumption Agreement substantially in the form attached hereto as Appendix F (the "Assignment and Assumption Agreement"), duly and validly executed by the Purchaser assuming all of the Seller's rights and obligations under the Agreement Among Certain Stockholders of SPCC, dated as of January 2, 1996, as amended on June 11, 2001 and as may be amended from time to time thereafter (the "Stockholders' Agreement").

               (d) Upon the Closing, the Seller shall, and the Parent shall cause the Seller to:

                (i) pay a dividend comprised of the cash received from the Purchaser pursuant to Section 2(c)(i) to the Parent immediately upon receipt thereof, and the Parent immediately thereupon shall use $450 million of such cash to pay or repay the outstanding indebtedness under the $450,000,000 Revolving Credit Agreement dated as of December 21, 1999, as amended and extended, among the Parent, as Borrower; Grupo Mexico, as Guarantor; the Lenders party thereto and The Chase Manhattan Bank, as Administrative Agent; and



                                 Exhibit 1-3

                (ii) irrevocably assign to the Parent any and all interest it has in Note B and the Guaranty pursuant to an Irrevocable Assignment and Acknowledgement of Assignment by and among the Parent, the Seller and the Purchaser (the "Parent Assignment"), substantially in the form attached hereto as Appendix G.

               (e) Effective upon Closing, the Parent shall irrevocably assign any and all interest it has in Note B and the Guaranty, pursuant to an Irrevocable Assignment and Acknowledgement of Assignment by and among the Parent, the Environmental Trust (as hereinafter defined), the Purchaser and Grupo Mexico (the "Environmental Trust Assignment"), substantially in the form attached hereto as Appendix H, to the ASARCO Trust (the "Environmental Trust") to be created pursuant to the Consent Decree and the Trust Agreement to be dated on or about the date the Consent Decree is entered by the Court.

               (f) Effective upon Closing, after the execution of the Parent Assignment and prior to the execution of the Environmental Trust Assignment, the Parent shall execute a Security Agreement (the "Security Agreement"), substantially in the form attached hereto as Appendix I, in favor of the United States, which provides the United States a security interest in Note B and the Guaranty to secure the reimbursement of Environmental Response Costs (as defined in the Consent Decree) at any or all of the Sites (as defined in the Consent Decree) and the costs of administration of the Environmental Trust.

               (g) Immediately upon receipt of the Shares, the Purchaser shall transfer the Shares to SPHC II, as a capital contribution, and SPHC II shall execute an Assignment and Assumption Agreement in form and substance substantially similar to the Assignment and Assumption Agreement.

            3. Rights as a Holder of Shares. Except as otherwise provided herein, the Purchaser and, upon transfer, SPHC II shall exercise all rights and privileges and be subject to the restrictions of a holder of Shares as governed by the charter and by-laws of SPCC in effect from time to time (the "Organizational Documents") and the Stockholders' Agreement.

            4. Representations and Warranties of the Parent and the Seller. The Parent and the Seller, jointly and severally, represent and warrant to the Purchaser as follows:

               (a) Except as set forth in Schedule 4(a) attached hereto, the Seller (i) is the sole record and beneficial owner of the Shares and does not own any other shares of Class A Common Stock or other securities issued by SPCC or any of its subsidiaries which are not listed on Schedule 4(a); and
(ii) has good and marketable title to the Shares and the certificates representing the Shares, free and clear of any liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreement, obligations, understandings or arrangements or other restrictions on title or transfer of any nature ("Encumbrances") whatsoever (other than under the Stockholders' Agreement).

               (b) The stock certificates, stock powers, endorsement, assignments and other instruments to be executed and delivered by the Seller to the Purchaser at the Closing will



                                 Exhibit 1-4
be valid and binding obligations of the Seller, enforceable in accordance with their respective terms, and will effectively vest in the Purchaser good, valid and marketable title to all the Shares and appurtenant rights to be transferred to the Purchaser pursuant to and as contemplated by this Agreement free and clear of all Encumbrances. Upon the sale to the Purchaser, the Shares will not be subject to any agreement, arrangement or understanding with respect to the voting, dividend rights or disposition of the Shares (other than this Agreement, the Organizational Documents and the Stockholders' Agreement).

               (c) The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

               (d) The Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey.

               (e) Each of the Parent and the Seller has full corporate power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated hereby. All corporate acts and other proceedings required to be taken by each of the Parent and the Seller to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and properly taken.

               (f) This Agreement has been duly executed and delivered by each of the Parent and the Seller and constitutes a legal, valid and binding obligation of each of the Parent and the Seller enforceable against each of the Parent and the Seller in accordance with its terms. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) conflict with or result in any breach of any provision of the certificate of incorporation, the by-laws or similar organizational documents of the Parent, the Seller or any of their Significant Subsidiaries (as defined under Rule 1-02(w) of Regulation S-X of the Securities Act of 1933, as amended (the "Securities Act"); (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Authority (as defined below) or other Person (as defined below) (including consents from parties to loans, contracts, leases and other agreements to which the Parent, the Seller or any of their Significant Subsidiaries is a party); (iii) require any consent, approval or nature under, or result in a violation or breach of, or constitute (with or without due notice or the passage to time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any material agreement applicable to the Parent, the Seller or any of their Significant Subsidiaries; or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Parent or the Seller or any of their properties or assets conflict with or result in any violation of or default under any material contract to which either the Parent, the Seller or any of their Significant Subsidiaries is a party. As used herein, the term "Governmental Authority" shall mean any nation, or government, or any state, regional, local or other political subdivision thereof. As used herein, the term "Person" shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity, of whatever nature




                                 Exhibit 1-5

               (g) The sale and transfer of the Shares contemplated hereby is necessary to eliminate the outstanding secured debt of the Parent that had originally been due and payable on November 10, 2002.

               (h) Upon the consummation of the transactions contemplated hereby, the Parent fully intends to continue its operations at least over the next 12 months following the transfer of the Shares.

               (i) The Parent fully intends to fulfill its environmental obligations to the United States, States, tribes and pursuant to all private party civil litigation settlements to the fullest extent of its capabilities.

               (j) The sale and transfer of the Shares contemplated by this Agreement provides reasonably equivalent value for the Shares. The Parent and the Seller have received an opinion, including the Valuation Report attached thereto relating to the valuation of the Shares, of Ernst & Young to that effect (the "E&Y Opinion"), a copy of which is attached hereto as Appendix J.

            5. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Seller as follows:

               (a) The Purchaser and, upon transfer, SPHC II is acquiring the Shares for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act.

               (b) The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

               (c) The Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. All corporate acts and other proceedings required to be taken by the Purchaser to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and properly taken.

               (d) This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in any violation of or default under the Purchaser's organizational documents, or require any consent, approval or authorization of any Governmental Authority, which would prevent the consummation of the transactions contemplated hereby.

            6. Conditions Precedent to Closing.

               (a) The obligation of the Purchaser to consummate the Closing is subject to the satisfaction or waiver by the Purchaser, on or prior to the Closing Date, of each of the following conditions:




                                 Exhibit 1-6

                        (i) The Seller shall have delivered the stock
                certificates and stock power referred to in Section 1(c).

                        (ii) The Purchaser shall have secured funding on terms
                reasonably acceptable to the Purchaser to enable the Purchaser to fulfill its obligations hereunder.

                        (iii) The Parent and the Seller shall have duly
                executed and delivered the Assignment and Assumption
                Agreement.

                        (iv) The Parent and the Seller shall have duly
                executed and delivered the Parent Assignment.

                        (v) The Parent shall have duly executed and delivered
                the Security Agreement.

                        (vi) The Parent and the Seller shall have duly
                executed and delivered the Environmental Trust Assignment.

                        (vii) The Consent Decree shall (i) have been entered
                by the Court in form and substance as provided in Appendix C or as otherwise approved by the Purchaser in its sole discretion and (ii) be in full force and effect and, in the sole discretion of the Purchaser, shall not have been stayed, modified, reversed or amended in any material manner subsequent to entry.

                        (viii) The Purchaser shall have received the E&Y
                Opinion, including the Valuation Report attached thereto. The Purchaser shall have received a bring down of such E&Y Opinion and Valuation Report, which shall be dated as of a date on or reasonably prior to the Closing Date, at the sole discretion of the Purchaser.

                        (ix) No action or proceeding shall be pending or
                threatened challenging or seeking to (x) restrain or prohibit the purchase and sale of the Shares, the terms of the Final Consent Decree or any of the other transactions contemplated hereby or thereby or (y) impose material limitations on the ability of the Purchaser effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares, or there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the transactions contemplated by the Agreement, or any other action shall be taken by any Governmental Authority that is reasonably likely to result, directly or indirectly, in any of the foregoing consequences.

                        (x) All material consents of any Person necessary to
                the consummation of the Closing and the other transactions contemplated, including consents from parties to loans, contracts, leases or other agreements and consents from governmental agencies, whether federal, state or local shall have been obtained, and a copy of each such consent shall have been provided to the Purchaser at or prior to the Closing.



                                 Exhibit 1-7

                        (xi) All of the representations and warranties of the
                Parent and the Seller set forth in this Agreement that are qualified as to materiality shall be true and complete and any such representations and warranties that are not so qualified shall be true and complete in all material respects, in each case as of the date of this Agreement and as of the Closing Date.

                        (xii) Neither the Parent nor the Seller shall have
                failed to perform in any material respect any material obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under this Agreement.

The foregoing conditions are for the sole benefit of the Purchaser, may be waived by the Purchaser, in whole or in part, at any time and from time to time in the sole discretion of the Purchaser. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

               (b) The obligation of the Seller to consummate the Closing is subject to the satisfaction or waiver by the Seller, at or prior to the Closing, of each of the following conditions:

                        (i) The Purchaser shall have delivered $500 million in
                cash to the Seller, subject to Section 1(c), and shall have duly executed and delivered the Cancellation Documentation.

                        (ii) The Purchaser shall have duly executed and
                delivered to the Seller Note A and Note B and Grupo Mexico shall have duly executed and delivered the Guaranty.

                        (iii) The Purchaser shall have duly executed and
                delivered the Assignment and Assumption Agreement.

                        (iv) The Consent Decree shall (i) have been entered by
                the Court in form and substance as provided in Appendix C or as otherwise approved by the Seller in its sole distretion and
                (ii) be in full force and effect and, in the sole discretion of the Seller, shall not have been stayed, modified, reversed or amended in any material manner subsequent to entry.

                        (v) No action or proceeding shall be pending or
                threatened challenging or seeking to restrain or prohibit the purchase and sale of the Shares, the terms of the Final Consent Decree or any of the other transactions contemplated hereby.

The foregoing conditions are for the sole benefit of the Seller, may be waived by the Seller, in whole or in part, at any time and from time to time in the sole discretion of the Seller. The failure by the Seller at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.



                                 Exhibit 1-8

            7. Covenants.

               (a) Payment of SPCC Dividend. If the Closing Date shall occur prior to receipt by the Parent of the dividend share based on its ownership of the Shares arising from SPCC operations during the Fourth Quarter of 2002 (the "Fourth Quarter Dividend"), then the Purchaser shall pay to the Parent any such Fourth Quarter Dividend that may be received with respect to the Shares.

               (b) Restrictions on Transfer; Legends. All certificates representing the Shares and, until such time as the Shares are sold in an offering which is registered under the Securities Act or SPCC shall have received an opinion of counsel satisfactory in form and content to SPCC that such registration is not required in connection with a resale (or subsequent resale) of the Shares, all certificates issued in transfer thereof or substitution therefor, shall, where applicable, have endorsed thereon the following (or substantially equivalent) legends:

                (i) "The securities represented by this certificate have not been registered under the Securities Act of 1933. The shares of Class A Common Stock represented by this certificate are subject to provisions contained in the Agreement Among Certain Stockholders of Southern Peru Copper Corporation dated as of January 2, 1996, as amended by a First Amendment thereto dated June 11, 2001, copies of which are on file in the office of the Secretary of Southern Peru Copper Corporation."

                (ii) Any legend required to be placed thereon by any applicable state securities law.

                (iii) The legend required by the Stockholders' Agreement that such Shares are subject to the Stockholders' Agreement.

               (c) Confidentiality. Except as otherwise provided herein, the Parent and the Seller shall, and the Parent shall cause the Seller and the consultants, advisors and representatives of itself and the Seller to treat after the date hereof as strictly confidential (unless compelled or threatened to be compelled to disclose by judicial or administrative process in writing, in which case the Parent and the Seller shall provide the Purchaser with copies of such written notice immediately upon receipt of such notice and shall allow the Purchaser reasonable opportunity to review such notice) all nonpublic, confidential or proprietary information concerning the Purchaser, SPCC or their respective affiliates, and the Parent and the Seller shall not, and the Parent shall cause the Seller and the consultants, advisors and representatives of itself and the Seller not to, after the date hereof, use such information to the detriment of the Purchaser, SPCC or their respective affiliates.

               (d) Subsequent Actions. If at any time after the Closing the Purchaser shall consider or be advised that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable (i) to vest, perfect or confirm ownership (of record or otherwise) in the Purchaser, its right, title or interest




                                 Exhibit 1-9
in, to or under any or all of the Shares, (ii) to vest, perfect or confirm ownership (of record or otherwise) in SPCC any of its rights properties or assets or (iii) otherwise to carry out this Agreement, the Parent and the Seller shall execute and deliver all deeds, bills of sale, instruments of conveyance, powers of attorney, assignments and assurances and take and do all such other actions and things as may be requested by the Purchaser in order to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Purchaser or SPCC or otherwise to carry out this Agreement.

               (e) Conduct. The Parent and the Seller agree that, from the date hereof until the Closing Date they shall not, and the Parent shall not permit the Seller or any of its other subsidiaries to, take any action that would impair materially its or their ability to consummate the transactions contemplated by this Agreement on a timely basis.

               (f) Notices of Certain Events. The Parent and the Seller shall, and the Parent shall cause the Seller to, promptly notify the Purchaser of:

                (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

                (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

                (iii) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Parent or the Seller, threatened against, relating to or involving or otherwise affecting the Parent, the Seller or any of its other subsidiaries that relate to the consummation of the transactions contemplated by this Agreement.

               (g) Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, the parties hereto shall, and the Parent will cause the Seller to, use its and their reasonable best efforts or take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement as promptly as practicable. In furtherance and not in limitation of the foregoing, each of the parties hereto agrees to make all filings with all Governmental Authorities required to be made in connection with the transactions contemplated hereby as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested in connection therewith.

               (h) Certain Filings. The parties hereto shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement; and (ii) in taking such actions or making any such



                                 Exhibit 1-10
filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

               (i) Public Announcements. The parties hereto shall consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any applicable securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

            8. Termination. This Agreement may be terminated, and the transactions contemplated hereby abandoned, at any time prior to the Closing
Date:

               (a) By the mutual written consent of the Purchaser and the Seller.

               (b) By the Purchaser if any Governmental Authority shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which restrains, enjoins or otherwise prohibits the acquisition by the Purchaser of all the Shares.

               (c) By the Purchaser if the Closing has not been consummated on or before 30 days after entry of the Final Consent Decree.

            9. General Provisions.

               (a) No Assignments. Except for a transfer by the Purchaser to a wholly owned subsidiary, none of the parties hereto shall transfer, assign or encumber any of its rights, privileges, duties or obligations under this Agreement without the prior written consent of each other party, and any attempt to so transfer, assign or encumber shall be void.

               (b) Notices. All notices and other communications which are required or permitted to be given pursuant to the terms of this Agreement shall be in writing and shall be sufficiently given (i) if personally delivered, (ii) if sent by telex or facsimile, provided that a transmission confirmation is received by the sender (with a confirming copy sent by a leading international express courier), or (iii) upon receipt, if sent by registered or certified mail, postage paid return receipt requested, in any case addressed as follows:

                              If to the Purchaser, to:

                              Americas Mining Corporation
                              2575 East Camelback Road
                              Suite 500
                              Phoenix, Arizona 85016
                              Attention: Chief Legal Officer



                                 Exhibit 1-11

                              If to SPHC II, to:

                              SPHC II Incorporated
                              Baja California 200
                              Colonia Roma Sur
                              06760 Mexico City, Mexico
                              Attention: Chief Legal Officer

                              If to the Seller, to:

                              Southern Peru Holdings Corporation
                              Baja California 200
                              Colonia Roma Sur
                              06760 Mexico City, Mexico
                              Attention: Chief Legal Officer

                              If to the Parent, to:

                              ASARCO Incorporated
                              2575 East Camelback Road
                              Suite 500
                              Phoenix, Arizona 85016
                              Attention: Chief Legal Officer

The address of a party, for the purposes of this Section 9(b), may be changed by giving written notice to the other parties of such change in the manner provided herein for giving notice. Unless and until such written notice is received, the addresses as provided herein shall be deemed to continue in effect for all purposes hereunder.

               (c) Choice of Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of New York.

               (d) Jurisdiction. The parties to this Agreement agree that any suit, action or proceeding arising out of, or with respect to, this Agreement or any judgment entered by any court in respect thereof may be brought (i) in the action styled United States v. ASARCO, Inc. and Southern Peru Holdings Corporation, No. CIV-02-2079-PHX-RCB in the Court or (ii) in the courts of the State of New York in New York County or in the U.S. District Court for the Southern District of New York, and the parties hereto hereby irrevocably accept the non-exclusive personal jurisdiction of the Court or those courts for the purpose of any suit, action or proceeding. In addition, the parties hereto each hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any judgment entered by any court in respect thereof brought in the Court or in any court of the State of New York in New York County or in the U.S. District Court for the Southern District of New York, and each



                                 Exhibit 1-12
hereby further irrevocably waives any claim that any suit, action or proceedings brought in the Court or any such other court has been brought in an inconvenient forum.

               (e) Severability. The parties hereto agree that the terms and provisions in this Agreement are reasonable and shall be binding and enforceable in accordance with the terms hereof and, in any event, that the terms and provisions of this Agreement shall be enforced to the fullest extent permissible under law. In the event that any term or provision of this Agreement shall for any reason be adjudged to be unenforceable or invalid, then such unenforceable or invalid term or provision shall not affect the enforceability or validity of the remaining terms and provisions of this Agreement, and the parties hereto hereby agree to replace such unenforceable or invalid term or provision with an enforceable and valid arrangement which, in its effect, shall be as close as possible to the unenforceable or invalid term or provision.

               (f) Counterparts. This Agreement may be executed in two or more original or facsimile counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

               (g) Modification, Amendment and Waiver; Benefit. This Agreement may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by all parties. The failure or partial failure at any time to enforce or exercise any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of any party thereafter to enforce each and every provision hereof in accordance with its terms. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

               (h) Entire Agreement. This Agreement, taken in conjunction with Note A, Note B, the Guaranty, the Cancellation Documentation, the Assignment and Assumption Agreement, the Parent Assignment, the Environmental Trust Assignment and the Stockholders' Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

               (i) Headings. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

               (j) Expenses. Whether or not the sale and purchase of the Shares shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby.

               (k) Survival of Representations and Warranties. Each of the representations and warranties of the Parent and Seller in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Closing Date and shall continue in force thereafter. The representations and warranties of the Purchaser shall not survive the Closing Date.



                                 Exhibit 1-13

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers, partners or other representatives, thereunto duly authorized, all as of the day and year first above written.

                                    AMERICAS MINING CORPORATION


                                    By:
                                         -------------------------------------
                                         Name:
                                         Title:



                                    SPHC II INCORPORATED


                                    By:
                                         -------------------------------------
                                         Name:
                                         Title:



                                    SOUTHERN PERU HOLDINGS CORPORATION


                                    By:
                                         -------------------------------------
                                         Name:
                                         Title:



                                    ASARCO INCORPORATED


                                    By:
                                         -------------------------------------
                                         Name:
                                         Title:




                                 Exhibit 1-14